UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0058 Expires: May 31, 2012 Estimated average burden hours per response . . . . . . . . 2.50
FORM 12b-25	SEC FILE NUMBER 001-33540
NOTIFICATION OF LATE FILING	CUSIP NUMBER 98876R 20 4

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q	☐	Form 10-D	☐	Form N-SAR
☐	Form N-CSR
For Period Ended:
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Full Name of Registrant ZBB Energy Corporation
Former Name if Applicable
Address of Principal Executive Office (Street and Number) N93 W14475 Whittaker Way
City, State and Zip Code Menomonee Falls, Wisconsin 53051

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to
Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed in the current report on Form 8-K filed with the Securities and Exchange Commission on January 29, 2010, the Audit Committee of the Board of Directors of ZBB Energy Corporation (the “Company”) determined that the Company’s consolidated financial statements for the year ended June 30, 2009 included in the Company’s annual report on Form 10-K for the fiscal year ended June 30, 2009 and the consolidated financial statements for the quarter ended September 30, 2009 included in the Company’s quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2009 should be restated and no longer be relied upon due to an error in the recognition of approximately $619,000 in revenue relating to a customer contract.

Due to the need to include financial statements derived from the Company’s audited consolidated financial statements for the fiscal year ended June 30, 2009 and unaudited consolidated financial statements for the fiscal quarter ended September 30, 2009 and related information in the Company’s quarterly report on Form 10-Q for the fiscal quarter ended December 31, 2009, the Company was required to prepare an amendment to both its annual report on Form 10-K for the fiscal year ended June 30, 2009 and its quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2009 including the restated consolidated financial statements for the affected periods.  The Company filed the amendment to its annual report on Form 10-K for the fiscal year ended June 30, 2009 and the amendment to its quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2009 on February 11, 2010.  As a result of the resources necessary to complete and file these amendments, the Company is unable to complete and file its quarterly report on Form 10-Q for the fiscal quarter ended December 31, 2009 in a timely manner without unreasonable effort or expense.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
Scott W. Scampini 262 253-9800
(Name) (Area Code) (Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section
30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).           Yes    ☒  No     ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment A.

                         ZBB ENERGY CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	2-16-10	By	/s/ Scott W. Scampini
Scott W. Scampini
Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.

One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.

Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

6.

Interactive data submission:  This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter).  Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either rule 201 or 202 of Resolution S-T (§232.201 and §232.202 of this chapter).

Attachment A

ZBB Energy Corporation ("the Company") anticipates that it will report significant changes in its results of operations for the three and six months ended December 31, 2009 as compared to the same period in the prior fiscal year.

Based on information available to us at this time, we anticipate an increase in the company’s net loss from approximately $(1.3) million for the three months ended December 31, 2008 to a net loss of approximately $(3.4) million for the three months ended December 31, 2009 and an increase in net loss of approximately $(2.6) million for the nine months ended December 31, 2008 to approximately $(4.8) million for the nine months ended December 31, 2009. Plant, property, and equipment as of December 31, 2009 is expected to be reduced by $(.8) due to an impairment of long-term assets as defined as below.

The substantial increase in net loss was the result of determination that a fixed asset held by the Company’s Australian subsidiary consisting of battery modules, an inverter, a sea container and a cooling system (known as the United Energy system) was impaired and would require the Company to recognize an impairment loss of approximately $425,000 for the fiscal quarter ending December 31, 2009.  This determination was based on an impairment evaluation conducted by management and an onsite observation of inventory and fixed assets conducted by the Company’s independent auditors, PKF, pursuant to which management concluded that the United Energy system was impaired.  Management’s conclusion was based on the fact that the components of the United Energy system were used by the Company in its research and development activities and that any remaining units or parts had no future value due to age and technological obsolescence or had been scrapped or otherwise held with no current intention of use.

The Company has also determined that certain long-term manufacturing assets held by the Company’s U.S. subsidiary consisting of a carbon coating machine and related components were impaired and would require the Company to recognize an impairment loss of approximately $358,000 for the fiscal quarter ending December 31, 2009. This determination was based on an evaluation conducted by management pursuant to which they concluded that the assets were impaired. Management’s conclusion was based on the fact that the assets had reached the end of their useful lives due to changing product and manufacturing technologies.

Both asset impairment charges are recorded as impairment charge to operations and are non-cash in nature and do not impact the Company’s liquidity, cash flow provided by operating activities or future operations.

The foregoing is qualified in its entirety by reference to our unaudited financial statements for the three months and six months ended December 31, 2009, to be filed in our Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2009.

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